

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2014

Via E-mail
Christopher A. Krummel
Chief Accounting Officer
Cameron International Corporation
1333 West Loop South
Suite 1700
Houston, TX 77027

> **Re: Cameron International Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed February 26, 2014**
> **Supplemental response dated May 7, 2014**
> **File No. 1-13884**

Dear Mr. Krummel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 35

1.   The information provided in your response to comment 1 in our letter dated April 24, 2014 addresses "nearly 60% of the total change" in income before taxes from your operations in the United States. Please tell us about the factors that led to the remaining change in your domestic income before taxes. In addition, please confirm that you will provide disclosure regarding the impact of significant economic changes and known

trends or uncertainties pursuant to Item 303(A)(3) of Regulation S-K if relevant in the context of a fluctuation in the source of income based on geographic location.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief